UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-51513

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2025__ AND ENDING __12/31/2025__

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Support Services Financial Advisors, Inc dba CHA Financial Advisors, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

 ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 Lincoln St., Ste 3030

(No. and Street)

Denver	Colorado	80203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Sigurdson	720-988-8585	angela.sigurdson@cha.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JDS Professional Group

(Name – if individual, state last, first, and middle name)

100303 E Dry Creek Rd Ste 400	Englewood	CO	80112
(Address)	(City)	(State)	(Zip Code)
2/23/2010		4109	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Sigurdson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Support Services Financial Advisors, Inc dba CHA Financial Advisors, Inc _____, as of Dec 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
TRACI L BUTZEN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20064028456
MY COMMISSION EXPIRES JULY 28, 2026
```

Signature:

_~~~~~~~~~~~~~~~~~_ Digitally signed by Angela Sigurdson
Date: 2026.02.26 16:37:38 -07'00'

Title:
President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc.

Statements of Financial Condition and Report of Independent Registered Accounting Firm

December 31, 2025 and 2024

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc.
Contents
December 31, 2025 and 2024



certified public accountants, consultants and advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statements of financial condition of Support Services Financial Advisors, Inc., dba CHA Financial Advisors, Inc. ("SSFA") as of December 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements presents fairly, in all material respects, the financial position of SSFA as of December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SSFA's management. Our responsibility is to express an opinion on SSFA's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SSFA in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

JDS Professional Group

We have served as SSFA's auditor since 2018.

Englewood, Colorado
February 24, 2026

Members:
American Institute of Certified Public Accountants • Colorado Society of Certified Public Accountants
10303 E. Dry Creek Road, Suite 400 • Englewood, CO 80112 • 303 771 0123 • 303 771 0078 fax

www.jdscpagroup.com

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc.
Statements of Financial Condition
December 31, 2025 and 2024

	2025	2024
ASSETS		
Cash and cash equivalents	$ 225,557	$ 212,669
Trade accounts receivable	99,638	50,982
Prepaid expenses	11,733	13,136
Due from related party	-	7,867
Total Assets	$ 336,928	$ 284,654
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$ 2,484	$ 9,274
Payable to related parties	8,990	-
Accrued expenses	17,707	30,722
Total Liabilities	29,181	39,996
Stockholder's Equity		
Common stock	5,000	5,000
Paid-in capital	81,893	81,893
Retained earnings	220,854	157,765
Total Stockholder's Equity	307,747	244,658
Total Liabilities and Stockholder's Equity	$ 336,928	$ 284,654

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc. (SSFA) is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of Support Services, Inc. dba CHA Shared Services, Inc. (SSI) which is a subsidiary of the Colorado Hospital Association (CHA), a non-profit organization.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Basis of Accounting

The financial statements of SSFA have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statements of cash flows, SSFA considers demand deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents. At December 31, 2025 and 2024, there were no cash equivalents.

Trade Accounts Receivable

Receivables represent commissions due from various contracts. SSFA uses the allowance for credit loss method to record uncollectible accounts. The allowance is based on current and future economic conditions and on specific assessment of the collectability of inidvidual receivables. SSFA's policy for charging offf uncollectible receivables is when future receipts are deemed improbable.

As of December 31, 2025 and 2024, management expects that all receivables will be fully collectible; accordingly, there is no allowance for uncollectible receivables. As of December 31, 2023, trade accounts receivable balance was $50,982.

Fair Value Measurements

The carrying amount reported in the statements of financial condition for cash and cash equivalents, trade accounts receivable, prepaid expenses, accounts payable, payable to related parties, and accrued expenses, approximate fair value because of the immediate or short-term maturities of these financial instruments.

Income Taxes

SSFA follows *Accounting for Uncertainty in Income Taxes*, which requires SSFA to determine whether a tax position (and the related tax benefit) is more-likely-than-not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. During the years ended December 31, 2025 and 2024, SSFA's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition or which may have an effect on its tax-exempt status.

SSFA's parent company, SSI, uses the asset and liability method as identified in the *Accounting for Income Taxes* accounting standard.

SSFA is no longer subject to U.S. federal tax audits on its Form 1120 by taxing authorities for fiscal years through 2022. SSFA is no longer subject to tax audits on its Colorado Form 112 by taxing authorities for fiscal years through 2021. The years subsequent to these years contain matters that could be subject to differing interpretations of applicable tax laws and regulations. Although the outcome of tax audits is uncertain, SSFA believes no issues would arise.

Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commissions on the brokerage of insurance products, advisory fees to retirement plans and marketing services provided to its Premier Partners. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

SSFA brokers various insurance products for members of CHA through contracts with insurance companies and sub-brokerage contracts with other insurance brokers. Commissions payments are received periodically based on the terms of the contract. SSFA has identified a single performance obligation which is distinct within the context of the contract. The performance obligation is considered to be satisfied at a point in time when the insurance policy is sold or renewed. Any fixed amounts are recognized on the date the insurance policy is sold or renewed and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, commission payments are based on premium payments by the policy holders. Although compensation rates are fixed and payment terms are identifiable, subsequent commission payments are considered to be variable consideration, which is deemed to be constrained due to SSFA's inability to reasonably predict a policy holder's decision to keep policies in place. Substantially all of the commissions recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Retirement Plan Services

SSFA provides ongoing investment services for retirement plans established by CHA members through an agreement with unrelated product providers or other broker dealers. Revenues and commissions are received periodically based on the terms of the contracts. SSFA has identified a single performance obligation which is distinct within the context of the contract. The performance obligation is satisfied at a point in time when the investment product is sold. Any fixed amounts are recognized on the date the investment product is sold and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, commission payments are derived from two sources. For

certain retirement plans, commissions are earned at a fixed rate based on the amount of ongoing plan deposits and defined as writing commissions. For most retirement plans, commissions are earned based on fixed basis points applied upon assets under management and defined as retention assets commissions. Although compensation rates are fixed and payment terms are identifiable, subsequent commission payments are variable consideration, which is deemed to be constrained due to SSFA's inability to reasonably predict the market values of the investments and the investor activities. While revenues and commissions are recognized in the period that the product is sold and the performance obligation satisfied, substantially all writing and retention payments recognized in the current period are related to performance obligations that have been satisfied in prior periods.

Premier Partners

SSFA has a marketing contract with a Premier Partner. Premier Partner fees are received annually at the beginning of the term of the contract. The consideration within the contract is fixed and there is no variable consideration. SSFA has identified multiple performance obligations which are distinct within the context of the contract. The Premier Partner fee is deferred when received and allocated to the specific performance obligations within the contract based upon services provided. SSFA recognizes revenue over time as the identifiable performance obligation is satisfied over the term of the contract. None of the Premier Partner fees recognized in the current period are related to performance obligations from prior periods. Additionally, at December 31, 2025 and 2024, there are no unsatisfied performance obligations.

Subsequent Events

SSFA has performed an evaluation of subsequent events through February 24, 2026, which is the date the financial statements were issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

Note 2.   Common Stock

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

Note 3. Net Capital Requirements

SSFA is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2025 and 2024, SSFA had net capital of $251,262 and $219,673, respectively, which was $246,262 and $214,673, respectively, in excess of its required net capital of $5,000. SSFA's net capital ratio was 0.12 and 0.18 to 1, as of December 31, 2025 and 2024, respectively.

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2025 and 2024

Note 4. Concentrations and Credit Risk

At December 31, 2025 and 2024, SSFA had the following concentration of trade accounts receivable:

	Trade Accounts Receivable	
	2025	**2024**
Company A	55%	92%
Company C	15%	0%
Company D	24%	0%
	94%	92%

SSFA's cash demand deposits are held at one financial institution at which deposits are insured up to $250,000 per institution by the FDIC. As of December 31, 2025 and 2024, SSFA's deposits did not exceed this amount.

Note 5. Related-Party Transactions

SSFA is a wholly owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business (business). The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003, SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management, and technical services, as well as office space and equipment. SSFA does not have personnel but reimburses CHA as a contractor for actual personnel costs incurred by CHA on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI, including SSFA's proportionate share of income tax. During the years ended December 31, 2025 and 2024, SSFA paid CHA and SSI $531,135 and $558,193 under this arrangement, respectively. As of December 31, 2025, the amount payable to CHA and SSI under this arrangement was $8,990. As of December 31, 2024, the amount receivable from CHA and SSI under this arrangement was $7,867. In addition, during the years ended December 31, 2025 and 2024, SSFA paid dividends to SSI in the amount of $175,000 in both years.

Note 6. Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of its marketing and retirement services business. The Company has identified its President as the CODM. The CODM uses net income to assess the performance of the business by monitoring actual results against targets established in the Company's annual budget and forecasting process. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the Significant Accounting Policies (see Note 1).